May 24, 2024	Martin T. Schrier
Direct Phone 305-704-5954
VIA EDGAR	Direct Fax 786-220-0209
mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Erin Jaskot

Re:	Healthy Choice Wellness Corp.
Amendment No. 3 to Registration Statement on Form S-1
Response dated April 17, 2024
File No. 333-274435

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated May 15, 2024 regarding the Company’s Amendment No. 3 to registration statement on Form S-1 submitted to the Commission on February 13, 2024 (the “Registration Statement”).

This letter is being filed with the Commission with Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

The Staff’s comments are repeated below and are followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 4.

Written Response Submitted on April 17, 2024

General

1.	You disclose on page 12 of your amended Form S-1 filed on February 14, 2024 that UNFI is your primary supplier, however we note that for the year ended September 30, 2022 approximately 54% of purchases were made with Albert’s Organics. Please revise your risk factor to address any risks relating to your relationship with Albert’s Organics. Please also disclose the material terms of your agreements with UNFI and Albert’s Organics, and file the agreements as exhibits to the registration statement.

RESPONSE: The Company acknowledges the Staff’s comment. Albert’s Organics, Inc. (“Albert’s”) is a subsidiary of UNFI and the Company’s purchases from Albert’s are combined with its purchases from UNFI in the Company’s disclosures in Amendment No. 4 on pages 7 and 20. The sole reference made specifically to Albert’s appears in Note 4 of the Green’s Natural Food (“Green’s”) unaudited financial statements and is related to Albert’s comprising 54% of Green’s purchases for the nine-month period ended September 30, 2022.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

305.704.5940           800.215.2137            305.704.5955 Fax            cozen.com

On page 7 of Amendment No. 4, the Company clarifies that Albert’s is a subsidiary of UNFI. Additional disclosure has been added on page 7 in Amendment No. 4 stating the consolidated Company’s total purchases from UNFI and entities controlled by UNFI (including Albert’s) were (1) for the three months ended March 31, 2024 and 2023, approximately 37% and 43%, respectively, and (2) for the twelve months ended December 31, 2023 and 2022, approximately 41% and 36%, respectively.

The Company has disclosed the material terms of its agreements with UNFI on page 20 of the Amendment No. 4 and has filed the agreement with UNFI (together with an amendment) as Exhibits 10.13 and 10.14 to Amendment No. 4.

2.	It appears that the shares being registered for resale have not been issued and are underlying convertible securities that also may not have been issued. In particular, it appears that the shares registered for resale by Sabby Volatility Warrant Master Fund, Ltd. are underlying unissued Series A Preferred Stock. In addition, according to the amended Form 8-K filed by HCMC on April 11, 2024, you also intend to register the resale of shares underlying Bridge Warrants, and it’s unclear if you have already issued the Bridge Warrants. For each category of shares being registered for resale (the Sabby Volatility shares, the Anson Investments shares, and the shares underlying the Bridge Warrants), please provide a detailed legal analysis explaining why you believe it is appropriate to register the resale of these shares at this time. For guidance, please refer to Question 139.11 of the Compliance and Disclosure Interpretations for Securities Act Sections.

RESPONSE: The Company acknowledges the Staff’s comment. The Company will only be registering for resale the shares of common stock underlying the Bridge Warrants. The Bridge Warrants were issued on April 8, 2024 and remain outstanding. The Series A Preferred Stock has not been issued and the Company will not be registering any common stock underlying those securities pursuant to the Registration Statement.

3.	Revise your selling stockholder table in your registration statement to indicate whether the shares being registered for resale are underlying other securities and whether, and if so when, those securities were issued to the selling stockholders. Please also provide a materially complete description of the transaction in which the selling stockholders received the shares, including the date of the agreement(s) and material terms of the agreement(s). Please also file the agreements relating to these issuances as exhibits to the current registration statement. We note, for example, that the agreements to purchase the Series A Preferred Stock are filed with Healthier Choices Management Corp.’s Exchange Act filings.

RESPONSE: The Company acknowledges the Staff’s comment. The Company has revised the selling stockholder table on page Alt-4 to indicate the shares of common stock being registered for resale are underlying the Bridge Warrants. These Bridge Warrants were issued to the selling stockholders on April 8, 2024. Disclosure has been added on page Alt -1 of Amendment No. 4 to describe the agreements related to the Bridge Warrants. The Company has filed the form of Bridge Warrant and related agreements as Exhibits 10.10, 10.11, 10.15 and 10.16 to Amendment No. 4.

4.	We note your response to prior comment 4 and partially reissue such comment. Please tell us how you have reflected the deductions of underwriting discounts and commissions and estimated expenses of the offering in your capitalization table.

RESPONSE: The Company acknowledges the Staff’s comment and provides the following explanation of how the underwriting discounts and commissions and estimated expenses of the offering were reflected in the capitalization table. The Company will issue and sell 400,000 shares of common stock in the offering at an assumed offering price of $10.00 per share, net of commissions, underwriting discounts and offering expenses. Offering costs consist principally of professional and registration fees related to the offering incurred or expected to be incurred that are related to the offering. The Company expects to incur total costs amounting to approximately $2,000,000 as a result of the offering (consisting of $320,000 underwriting fees and $1,680,000 of other offering costs). Pursuant to a written agreement between the parties, HCMC will pay for the aggregate offering costs. The Company will reimburse HCMC for the aggregate offering costs by issuing 200,000 shares of HCWC Class A common stock (presuming a $10.00 per share IPO offering price) to HCMC. Accordingly, the recording of the offering costs and the issuance of the common stock have no net effect on the Company’s equity.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc:	John Ollet